Exhibit 4.6

AMENDED AND RESTATED

STRATEGIC ALLIANCE AGREEMENT

between

KOOKMIN BANK

and

ING BANK N.V.

Dated as of August 27, 2003

TABLE OF CONTENTS

		Page
	ARTICLE I
	DEFINITIONS

Section 1.01.	Definitions	1

Section 1.02.	General Interpretive Principles	3

	ARTICLE II
	TERMINATION OF PRIOR STRATEGIC ALLIANCE AGREEMENT; PREVAILING AGREEMENT

Section 2.01.	Termination of Prior Strategic Alliance Agreement	4

Section 2.02.	Prevailing Agreement	4

	ARTICLE III
	GOVERNANCE

Section 3.01.	Board Representation	4

Section 3.02.	Vacancies	5

Section 3.03.	Prior Notification	5

Section 3.04.	Remuneration	5

	ARTICLE IV
	REPRESENTATIONS AND WARRANTIES

Section 4.01.	Representations and Warranties of KB	5

Section 4.02.	Representations and Warranties of ING	6

	ARTICLE V
	EFFECTIVE DATE; TERM; TERMINATION

Section 5.01.	Effective Date; Term	6

Section 5.02.	Termination of Agreement	6

Section 5.03.	Consequences of Termination	6

	ARTICLE VI
	INDEMNIFICATION

Section 6.01.	Indemnification by ING	7

Section 6.01.	Indemnification by KB	7

	ARTICLE VII
	MISCELLANEOUS

Section 7.01.	Fees and Expenses	7

Section 7.02.	Notices	7

Section 7.03.	Entire Agreement; Amendment; Severability	7

Section 7.04.	Counterparts	8

Section 7.05.	Governing Law	8

Section 7.06.	Arbitration	8

Section 7.07.	Successors and Assigns	8

Section 7.08.	No Third-Party Beneficiaries	8

i

AMENDED AND RESTATED

STRATEGIC ALLIANCE AGREEMENT

THIS AMENDED AND RESTATED STRATEGIC ALLIANCE AGREEMENT (this “Agreement”), dated as of August 27, 2003, by and between Kookmin Bank, a company incorporated in Korea, with its principal office at 9-1, Namdaemun-ro 2-ga, Jung-gu, Seoul, Korea (“KB”) and ING Bank N.V., a company incorporated in the Netherlands, with its registered office at Bijlmerplein 888, P.O. Box 810, 1000 BV, Amsterdam, the Netherlands (“ING”).

W I T N E S S E T H:

WHEREAS, KB and ING entered into that certain Strategic Alliance Agreement dated December 4, 2002 (the “Prior Strategic Alliance Agreement”);

WHEREAS, KB, ING Insurance International B.V. (“III”) and ING Life Insurance Company, Korea, Ltd. (“INGLK”) entered into that certain INGLK Joint Venture Agreement dated December 4, 2002 (the “Prior INGLK Agreement”);

WHEREAS, KB, III and KB Investment Trust Management Co., Ltd. (“KBITM”) entered into that certain KBITM Joint Venture Agreement dated December 4, 2002 (the “Prior KBITM Agreement”);

WHEREAS, by written notice dated June 27, 2003, KB terminated the Prior INGLK Agreement pursuant to Sections 7(1)(c) and 11 of the Prior INGLK Agreement; and

WHEREAS, the parties hereto desire to maintain the alliance by (i) terminating the Prior Strategic Alliance Agreement in its entirety and entering into this Agreement; (ii) KB entering into, and ING causing INGLK and III to enter into, a new joint venture agreement for INGLK (the “INGLK Agreement”) and (iii) KB entering into, and causing KBITM to enter into and ING causing III to enter into that certain Amendment to KBITM Joint Venture Agreement, dated as of the date hereof (the “KBITM Amendment”) (the Prior KBITM Agreement as amended by the KBITM Amendment is hereinafter referred to as the “KBITM Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Articles of Incorporation” means the Articles of Incorporation of KB, as amended from time to time.

“Board” means the board of directors of KB.

“Change in Control” means, with respect to a Person, the acquisition of twenty percent (20%) or more of the share capital of such Person by a competitor ultimately seeking control of such Person.

“Effective Date” has the meaning set forth in Section 5.01.

“Governmental Entity” means any government or political subdivision or department of such government or political subdivision, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, any stock exchange or any court.

“ING Break-up Event” means any of the following:

(i) a material breach by ING of the terms of this Agreement which (if capable of remedy) is not remedied within thirty (30) days of KB informing ING in writing of such breach;

(ii) a material breach by ING or any member of the ING Group of any joint venture agreement with KB (including the INGLK Agreement and the KBITM Agreement) which (if capable of remedy) is not remedied within thirty (30) days of KB informing such member of the ING Group in writing of such breach;

(iii) the termination of the INGLK Agreement or the KBITM Agreement, pursuant to the terms and conditions of such agreements;

(iv) the ING Group holding the number of Shares less than the Minimum Shares;

(v) the occurrence of circumstances in which the shares of ING Groep N.V. are not listed on the Amsterdam Stock Exchange or ING Groep N.V. files a de-listing application for its shares, provided that a suspension from trading of the shares for ten consecutive trading days or less at any one time (other than due to normal business operation, including, without limitation, share consolidation or share split) shall not constitute an ING Break-up Event;

(vi) a Change in Control in ING or ING Groep N.V.;

(vii) a bona fide filing of bankruptcy pursuant to the applicable Law by or against ING or ING Groep N.V.;

(viii) ING or ING Groep N.V. becoming insolvent or the bona fide filing for administration pursuant to the applicable bankruptcy Law by ING or ING Groep N.V. or the bona fide filing for corporate reorganization pursuant to the applicable bankruptcy Law by or against ING or ING Groep N.V.; or

(ix) ING or ING Groep N.V. ceases to carry on its current primary businesses.

“Indemnified KB Parties” has the meaning set forth in Section 6.01.

“Indemnified ING Parties” has the meaning set forth in Section 6.02.

“ING Group” means the group of corporations from time to time comprising ING Groep N.V., any body corporate of which it is a Subsidiary and any corporation which is a Subsidiary of it;

“KB Break-up Event” means any of the following:

(i) a material breach by KB of the terms of this Agreement which (if capable of remedy) is not remedied within thirty (30) days of ING informing KB in writing of such breach;

(ii) a material breach by KB of any joint venture agreement with a member of the ING Group (including the INGLK Agreement and the KBITM Agreement) which (if capable of remedy) is not remedied within thirty (30) days of such member of the ING Group informing KB in writing of such breach; or

(iii) the termination of the INGLK Agreement or the KBITM Agreement, pursuant to the terms and conditions of such agreements;

(iv) the nominees of ING to the Board have not been elected to the Board in accordance with Section 3.01(c) and the reason for the failure to elect the nominees of ING to the Board is not due to breach by ING of its obligations with respect to the nomination and election of directors under this Agreement;

(v) the occurrence of circumstances in which the Shares are not listed on the Korea Stock Exchange or KB files a de-listing application for the Shares, provided that a suspension from trading of the Shares for ten consecutive trading days or less at any one time (other than due to normal business operation, including, without limitation, share consolidation or share split) shall not constitute a KB Break-up Event;

(vi) a Change in Control in KB;

(vii) a bona fide filing of bankruptcy pursuant to the applicable Law by or against KB;

(viii) KB becoming insolvent or the bona fide filing for composition pursuant to the applicable bankruptcy Law by KB or the bona fide filing for corporate reorganization pursuant to the applicable bankruptcy Law by or against KB;

(viii) KB ceases to carry on its current primary business;

(ix) a financial holding company is created in which KB becomes a Subsidiary of the financial holding company; or

(x) the ING Group holding the number of Shares less than the Minimum Shares.

“Korea” means the Republic of Korea.

“Law” means any law, treaty, statute, ordinance, code, rule or regulation of the Governmental Entity or judgment, decree, order writ, award, injunction or determination of an arbitrator or court or other Governmental Entity.

“Losses” means any and all losses, penalties, claims, liabilities and expenses (including reasonable attorneys’ fees and disbursements) incurred by, imposed upon or asserted against any Person.

“Minimum Shares” means the 12,716,691 Shares held by the ING Group as of the date hereof, as adjusted for any share consolidations or share splits or in case of the merger of KB with any other Person, as adjusted accordingly pursuant to the merger ratio for the merger.

“Person” means any individual, corporation, company, association, partnership, joint venture, trust or unincorporated organization, or Governmental Entity.

“Relevant Securities” means, in relation to KB, (i) any shares, debentures, warrants or options to subscribe or purchase any Shares of KB and any other securities issued by or on behalf of KB which confer any right in respect of Shares of KB (including, without limitation, securities which may be converted into or exchanged for Shares of KB); and (ii) any securities issued by any other Person which confer any rights in respect of the Shares of KB (including, without limitation, securities which may be converted or exchanged for Shares of KB, depository receipts, certificates representing Shares of KB, share entitlement certificates and equity linked notes).

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

“Shares” means the common voting shares of KB.

“Shareholding” means, in relation to the ING Group, the ratio (expressed as a percentage) of the aggregate number of issued Shares beneficially owned directly or indirectly by any member of the ING Group (including ING), excluding (a) Relevant Securities of KB held by any member of the ING Group on behalf of its clients or others (not being members of the ING Group or holding any interest on behalf of any member of the ING Group) for their account and (b) Relevant Securities of KB held by any member of the ING Group in an underwriting capacity or in a market-making capacity (i.e., for trading and not investment purposes) to the aggregate number of Shares issued and outstanding.

“Subsidiaries” means, in relation to any corporate body, any corporation or other entity the securities or other ownership interests of which (i) have ordinary voting power to elect a majority of the board of directors or other persons performing similar functions and (ii) are at that time directly or indirectly controlled by that body corporate.

Section 1.02. General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned in this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the term “including” means “including without limitation” (and “include,” “includes” and “included” shall be similarly interpreted). References in this Agreement to Articles, Sections, Annexes, Exhibits or Schedules mean the Articles, Sections, Annexes, Exhibits and Schedules of or to this Agreement. All references to Won refer to Korean Won.

ARTICLE II

TERMINATION OF PRIOR STRATEGIC ALLIANCE

AGREEMENT; PREVAILING AGREEMENT

Section 2.01. Termination of Prior Strategic Alliance Agreement. As of the Effective Date, the Prior Strategic Alliance Agreement (and any other agreements which the Prior Strategic Alliance Agreement replaced) shall be terminated in its entirety and shall become null and void and shall be replaced in its entirety by this Agreement. The parties agree to waive any and all rights accrued under the Prior Strategic Alliance Agreement and neither party shall have any right to claim for any losses or indemnification arising thereunder.

Section 2.02. Prevailing Agreement. The parties acknowledge that this Agreement shall constitute the controlling agreement with respect to the alliance between the parties and in the event there is any discrepancy or inconsistency between the terms contained in this Agreement and any of the joint venture agreements, the terms contained in this Agreement shall prevail.

ARTICLE III

GOVERNANCE

Section 3.01. Board Representation.

(a) ING will be entitled to nominate one (1) non-standing director for appointment to the Board, subject to the approval of the shareholders of KB at a meeting of the shareholders of KB in accordance with the Articles of Incorporation and the Korean Commercial Code, as long as the ING Group holds at least the number of Shares equal to the Minimum Shares. ING undertakes to procure that at the request of KB, its nominee for the non-standing director will resign from the Board or any committees to which the nominee is a member immediately if the ING Group holds the number of Shares less than the Minimum Shares.

(b) In addition to the one (1) non-standing director as provided for in Section 3.01 (a) above, ING shall be entitled to nominate one (1) standing director, who shall be an Executive Vice President of KB, for appointment to the Board, subject to the approval of the shareholders of KB at a meeting of the shareholders of KB in accordance with the Articles of Incorporation and the Korean Commercial Code, if the Shareholding of the ING Group is equal to or greater than six percent (6%) of the issued and outstanding Shares of KB. ING undertakes to procure that at the request of KB, its nominee for the standing (EVP) director will resign from the Board or any committees to which the nominee is a member immediately if the Shareholding of the ING Group is less than six percent (6%) of the issued and outstanding Shares of KB.

(c) To the extent that it is permissible under Korean Law and subject to Section 3.03, KB shall procure that the independent directors recommendation committee or any other committee or corporate organ which has authority to nominate and/or recommend the directors to the Board will (subject to such organ being reasonably satisfied as to the suitability and capability of the nominees) nominate and recommend that ING’s nominees to the Board under Section 3.01(a) or (b) above be elected to the Board by the shareholders at the next meeting of the shareholders of KB to occur following their nomination and use reasonable efforts to secure their election. If any nominee of ING to the Board is not elected at the first meeting of shareholders at which his or her appointment to the Board is proposed, KB shall procure that the Board shall, within 14 days following such first meeting of shareholders, convene a Board meeting for the purpose of convening another meeting of shareholders as soon as practicable and in any event within 60 days following such Board meeting for the purpose of election to the Board of another nominee of ING. If such new nominee of ING to the Board is not elected at such second meeting of shareholders, KB shall procure that the Board shall, within 14 days following such second meeting of shareholders, convene a Board meeting for the purpose of convening another meeting of shareholders as soon as practicable and in any event within 60 days following such Board meeting for the purpose of the election to the Board of another nominee of ING. No nominee who has been rejected for election to the Board by the shareholders of KB at a meeting of shareholders may be re-nominated for election to the Board at a subsequent meeting of shareholders. Pending appointment of ING’s nominee to the Board, the ING nominee will be entitled to attend all meetings of the Board as an observer. In addition, the nominee for the standing director shall take the office of an Executive Vice President of KB, provided, that if such nominee for the standing director is not elected as a director, the nominee will resign immediately as an Executive Vice President of KB and the standing director newly nominated by ING shall take the office of an Executive Vice President of KB pending appointment to the Board.

Section 3.02. Vacancies. In the event of the death, disability, resignation or removal of an ING nominee from the Board, ING may designate a replacement for such director. To the extent it is permissible under Korean Law and subject to Section 3.03, KB shall procure that the replacement nominee will be elected to the Board in accordance with the procedures set out in Section 3.01(c) above. Pending appointment of ING’s nominee to the Board, ING’s nominee will be entitled to attend all meetings of the Board in the capacity as an observer. In addition, the nominee for standing director shall take the office of an Executive Vice President of KB.

Section 3.03. Prior Notification. In connection with the election of any ING director nominated pursuant to Sections 3.01 and 3.02 above, ING shall provide a written list of the candidate(s), including the candidate(s)’ resume and qualifications, to the Board at least two (2) months prior to the next meeting of shareholders where such candidate(s) will be up for election. If the Board has specific qualifications for the candidate(s), the Board shall notify ING of such qualifications and ING shall use its commercially reasonable efforts to accommodate the Board request.

Section 3.04. Remuneration. KB shall provide the standing and non-standing director nominees of ING with remuneration and benefit packages that are similar to the remuneration and benefits package which KB provides to its other Executive Vice Presidents and non-standing directors with corresponding levels of seniority and experience. The Executive Vice President nominee shall be entitled to an appropriate expatriate housing allowance. Except as provided above, ING shall bear the cost of any additional remuneration and benefits of the nominees.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.01. Representations and Warranties of KB. KB hereby represents and warrants to ING as follows:

(a) Corporate Organization and Qualification. KB is a corporation duly organized and validly existing under the laws of Korea and has all power and authority required to use its properties and conduct its business as it is now being conducted.

(b) Authorization of Agreement; Enforceability. KB has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of KB. This Agreement has been duly executed and delivered by KB and constitutes a valid and binding obligation of KB, enforceable against KB in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

(c) No Conflict. The execution, delivery and performance of this Agreement will not: (i) violate any provision of the Articles of Incorporation or other constitutional documents of KB or (ii) result in the violation of any Law applicable to KB.

Section 4.02. Representations and Warranties of ING. ING hereby represents and warrants to KB as follows:

(a) Corporate Organization and Qualification. ING is a corporation duly organized and validly existing under the laws of the Netherlands and has all power and authority required to use its properties and conduct its business as it is now being conducted.

(b) Authorization of Agreement; Enforceability. ING has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of ING. This Agreement has been duly executed and delivered by ING and constitutes a valid and binding obligation of ING, enforceable against ING in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

(c) No Conflict. The execution, delivery and performance of this Agreement will not: (i) violate any provision of the articles of incorporation or other constitutional documents of ING or (ii) result in the violation of any Law applicable to ING.

ARTICLE V

EFFECTIVE DATE; TERM; TERMINATION

Section 5.01. Effective Date; Term. This Agreement shall become effective upon the execution and delivery of the INGLK Agreement and the KBITM Amendment (the “Effective Date”) and shall continue in full force and effect until this Agreement is terminated in accordance with this Article V or other applicable provisions hereof.

Section 5.02. Termination of this Agreement. Subject to Section 5.03, this Agreement may be terminated as follows:

(a) KB shall have the right to terminate this Agreement by giving written notice to ING if any ING Break-up Event has occurred, provided that if such right is not exercised within 30 days, the right to terminate the Agreement with respect to such event shall be deemed to have been waived;

(b) ING shall have the right to terminate this Agreement by giving written notice to KB if any KB Break-up Event has occurred, provided that if such right is not exercised within 30 days, the right to terminate the Agreement with respect to such event shall be deemed to have been waived; or

(c) the parties hereto so mutually agree in writing.

Section 5.03. Consequences of Termination

(a) Termination of this Agreement shall be without prejudice to the accrued rights and liabilities of the parties on the date of termination, unless waived in writing.

(b) Unless expressly stated otherwise, the right of either party to terminate this Agreement is not an exclusive remedy, and upon breach of this Agreement, the parties shall be entitled alternatively or cumulatively to any available remedy against the other parties at law or in equity.

(c) Upon the termination of this Agreement for any reason, the provisions of this Agreement shall have no further force or effect and no party shall have any continuing rights, obligations or liabilities under this Agreement, except that Articles IV, V, VI, and VII shall continue in full force and effect.

ARTICLE VI

INDEMNIFICATION

Section 6.01. Indemnification by ING. ING agrees to indemnify and hold harmless KB and each Representative of KB (collectively, the “Indemnified KB Parties”) from and against any and all Losses incurred by any of the Indemnified KB Parties as a result of, or arising out of, the breach of any representation, warranty, covenant or agreement made by ING in this Agreement.

Section 6.02. Indemnification by KB. KB agrees to indemnify and hold harmless ING and each Representative of ING (collectively, the “Indemnified ING Parties”) from and against any and all Losses incurred by any of the Indemnified ING Parties as a result of, or arising out of, the breach of any representation, warranty, covenant, or agreement made by KB in this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.01. Fees and Expenses. Each party shall pay all costs and expenses including, but not limited to, attorneys, accountants, consultants, agents and brokers’ fees, incurred or to be incurred by it in connection with this Agreement and the transaction contemplated hereby, regardless of whether the transaction is consummated.

Section 7.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, sent by fax or sent by first class mail, postage prepaid, as follows:

(a)	If to KB, to:

36-3, Yoido-dong, Youngdeungpo-gu

Seoul, Korea 150-758

Facsimile number: 822-769-7230

For the attention of Head of Strategic Planning Team

(b)	If to ING, to:

ING Asia / Pacific Ltd.

39/F, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Facsimile number: 852-2295-1947

For the attention of Hendrik Kooiker

or, in each case, to such other address or addresses or fax numbers as shall hereafter be furnished as provided in this Section 7.02 by any party to the other parties. All notices shall be effective when received.

Section 7.03. Entire Agreement; Amendment; Severability. This Agreement and the documents described herein, or attached or delivered pursuant to such agreements, set forth the entire agreement among the parties, with respect to the transaction contemplated by this Agreement and supersede all prior agreements and undertakings. Any provision of this Agreement may be amended, modified or supplemented in whole or in part at any time by an agreement in writing among the parties to this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver of such right, nor shall any single or partial exercise by any party of any right preclude any other or future exercise of such right or the exercise of any other right. If any provision of this Agreement is held to be invalid or unenforceable, all other provisions shall nevertheless continue in full force and effect.

Section 7.04. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

Section 7.05. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Korea applicable to contracts made and to be performed in that jurisdiction, without reference to its conflict of laws rules.

Section 7.06. Arbitration.

(a) In the event of any dispute, claim or controversy among the parties arising out of or relating to this Agreement, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding in Singapore in accordance with the Rules of the International Chamber of Commerce. KB shall appoint one arbitrator and ING shall appoint the other arbitrator within 30 days after receipt of a demand for arbitration from the other party. The two arbitrators thus appointed shall, within 30 days after both shall have been appointed, appoint a third arbitrator who shall preside over the arbitration proceedings. The proceedings shall be conducted in English, and all arbitrators shall have a thorough command of the English language. The decision of the arbitrators shall be final and binding on the parties and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything in this Section 7.06, any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the final decision or award of the arbitrators.

(b) The parties agree that arbitration as set forth above shall be the sole means of resolving any disputes, claims and controversies among them arising out of this Agreement.

Section 7.07 Successors and Assigns. Except as otherwise expressly provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the parties’ successors and permitted assigns. Neither this Agreement nor any rights or obligations hereunder shall be assignable or transferable by any party to this Agreement without the prior written consent of the other parties to this Agreement.

Section 7.08. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and their respective successors and permitted assigns, and nothing herein, express or implied, is intended or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SIGNATURES ON NEXT PAGE

IN WITNESS WHEREOF, this Agreement has been executed by the parties all as of the date first above written.

KOOKMIN BANK		ING BANK N.V.

By:	/s/ HENDRIK KOOIKER	By:	/s/ JONG-KYOO YOON
Name:	Hendrik Kooiker	Name:	Jong-Kyoo Yoon
Title:	Authorized Representative	Title:	Executive Vice President of Strategic Planning Division